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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                                Coastcast Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                              Common Stock, no par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)





                                     19057T 10 8
                                ---------------------
                                    (CUSIP Number)





Check the following box if a fee is being paid with this statement. / /

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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CUSIP: 10957T 10 8                                                 Page 2 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry Present

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  / /
                                                            (b)  / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________
                         5.   SOLE VOTING POWER
NUMBER OF
                              -0-
SHARES

BENEFICIALLY             6.   SHARED VOTING POWER

OWNED BY                      336,973*

EACH                     7.   SOLE DISPOSITIVE POWER

REPORTING                     -0-

PERSON                   8.   SHARED DISPOSITIVE POWER

WITH                          336,973*
________________

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,973*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     See Exhibit B.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.8%

12.  TYPE OF REPORTING PERSON

     IN

________________
*See Exhibit B for an explanation of the holdings.


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CUSIP: 10957T 10 8                                                 Page 3 of 8

1.   NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Felicia Present

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  / /
                                                            (b)  / /

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________
                         5.   SOLE VOTING POWER
NUMBER OF
                              -0-
SHARES

BENEFICIALLY             6.   SHARED VOTING POWER

OWNED BY                      336,973*

EACH                     7.   SOLE DISPOSITIVE POWER

REPORTING                     -0-

PERSON                   8.   SHARED DISPOSITIVE POWER

WITH                          336,973*
________________

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,973*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     See Exhibit B.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.8%

12.  TYPE OF REPORTING PERSON

     IN

________________
*See Exhibit B for an explanation of the holdings.


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CUSIP: 10957T 10 8                                                 Page 4 of 8

ITEM 1.

(a)  Coastcast Corporation
(b)  3025 East Victoria Street
     Rancho Dominguez, California  90221

ITEM 2.

(a)  Henry Present and Felicia Present
(b)  7839 Electra Drive
     Los Angeles, California  90046
(c)  U.S.A.
(d)  Common Stock
(e)  10957T 10 8

ITEM 3.

     Not applicable.

ITEM 4.  Ownership.

     (a)   Amount Beneficially owned: 336,973*
     (b)   Percent of Class:  3.8%
     (c)   Number of shares as to which undersigned has:

           (i)   Sole power to vote or direct the vote: 0
           (ii)  Shared power to vote or direct the vote: 336,973*
           (iii) Sole power to dispose or to direct the disposition:  0
           (iv)  Shared power to dispose or to direct the disposition: 336,973*

ITEM 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not applicable.
________________
*See Exhibit B for an explanation of the holdings.


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CUSIP: 10957T 10 8                                                 Page 5 of 8

ITEM 8.  Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9.  Notice of Dissolution of Group.

        Not applicable.

ITEM 10.  Certification.

        Not applicable.


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CUSIP: 10957T 10 8                                                 Page 6 of 8

                                      SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: March 20, 1997                                    /s/ Henry Present
                                                        -----------------
                                                        Henry Present


                                                        /s/ Felicia Present
                                                        -------------------
                                                        Felicia Present


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CUSIP: 10957T 10 8                                                 Page 7 of 8

                                     EXHIBIT A TO

                                     SCHEDULE 13G


        The undersigned hereby agree that the attached Schedule 13G shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.




Dated: March 20, 1997                                  /s/ Henry Present
                                                       -----------------
                                                       Henry Present


                                                        /s/ Felicia Present
                                                        -------------------
                                                        Felicia Present


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CUSIP: 10957T 10 8                                                 Page 8 of 8

                                      EXHIBIT B


        Henry and Felicia Present hold 336,973 shares as co-trustees of the Present Living Trust dated May 19, 1989.

        These shares do not include 36,825 shares held in a charitable foundation of which both Henry and Felicia Present are directors and officers, 68,118 shares held by Lisa Present, a daughter of Henry and Felicia Present, as trustee of a trust for her benefit, and 68,118 shares held by Paula Present, a daughter of Henry and Felicia Present, as trustee of a trust for her benefit, beneficial ownership of all of which Mr. and Mrs. Present disclaim. As such, this report shall not be deemed an admission that the reporting persons are the beneficial owners of these 173,061 shares for purposes of Section 16 or any other purpose.